Dimensional

July 24, 2019

Via EDGAR

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Cowan:

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Mr. Cowan:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 234/236 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 17, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the DFA Oregon Municipal Bond Portfolio and DFA Selective State Municipal Bond Portfolio (each, a “Portfolio,” and collectively, the “Portfolios”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

DFA Oregon Municipal Bond Portfolio

Prospectus

1. Comment.  Please provide responses to the comments five business days before the effective date of the filing.

Response.  The Registrant has filed the responses as requested.

2. Comment.  Please update EDGAR with the Portfolio’s ticker symbol for the applicable share class.

Response.  The Registrant has updated EDGAR accordingly.

U.S. Securities and Exchange Commission
July 24, 2019

3. Comment.  Please disclose the expense limitation amount of 0.32% (i.e., as disclosed in the “Management of the Fund—Fee Waiver and Expense Assumption Agreement” section of the Prospectus) in the footnote to the Annual Fund Operating Expenses table.

Response.  The Registrant has revised the disclosure accordingly.

4. Comment.  Please disclose any criteria as to duration and/or maturity that the Portfolio may use in selecting municipal securities for investment.

Response.  The Registrant confirms supplementally that the Portfolio does not utilize a limit or range with respect to the duration and/or maturity of its investment portfolio.

5. Comment.  Please reconcile the statement that the Portfolio may invest more than 25% of its assets in municipal securities issued to finance projects in a particular segment of the bond market, with the investment limitation in the Statement of Additional Information (“SAI”) that states that the Portfolio is not concentrated.  Further, the concentration policy must state “will” rather than “may.” Lastly, please confirm if the Portfolio can invest more than 25% in each of the different listed industries (i.e., health care, housing, education, utilities, and transportation)?

Response. As disclosed on page 4 of the SAI following such investment limitation, tax-exempt securities issued or guaranteed by U.S., state or local governments or political subdivisions of governments are not considered to be a part of any industry for purposes of the Portfolio’s investment limitation regarding concentration, in accordance with Investment Company Act Release No. 9785, Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities(May 31, 1977) (“Release 9785”). Further, while such securities are not subject to the Portfolio’s investment limitation regarding concentration, Release 9785 notes that a tax-exempt bond fund should disclose that it “invests or may invest 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects….”  Accordingly, the Portfolio has included such disclosure in accordance with Release 9785.

6. Comment.  Please consider whether the Portfolio should include an overall “Municipal Securities Risk” in the “Principal Risks” section of the Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

7. Comment.  If applicable, please include a “Concentration Risk” in the “Principal Risks” section of the Prospectus.

Response.  As noted above, the Registrant confirms that the Portfolio does not concentrate in securities of issuers in a particular industry and, accordingly, a “Concentration Risk” is not applicable.

8. Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

U.S. Securities and Exchange Commission
July 24, 2019

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the S&P Intermediate Term National AMT-Free Municipal Bond Index; however, this is subject to change in the future.

9. Comment.  Please provide information in the “Tax Information” section of the Prospectus that would be applicable to individuals who are not residents of Oregon.

Response.  Item 7 of Form N-1A requires a tax-exempt fund to state that it intends to distribute tax-exempt income and to provide, as applicable, a general statement to the effect that a portion of the fund’s distributions may be subject to federal income tax. The Portfolio discloses that its distributions are primarily exempt from regular federal and state income taxes for individual residents of Oregon, in addition to addressing the second requirement regarding federal alternative minimum tax.  The Registrant has, however, incorporated disclosure to clarify that the Portfolio is primarily designed for investment by Oregon taxpayers.

10. Comment.  The Item 9 disclosure is virtually identical to the summary strategy disclosure.  Item 4 is to be a summary of the more detailed disclosure required by Item 9 of Form N-1A. When the disclosure is the same, the Portfolio has not complied with the layered disclosure regime adopted by the SEC in Form N-1A.  Please revise to comply with the requirements of Item 9.  In particular, disclose how the Portfolio’s investment adviser determines when to buy and sell securities, the concentration policy, if applicable, any frequent trading policy, etc.

Response.   The Portfolio currently discloses any additional information about a policy disclosed in the “Principal Investment Strategies” section in the “Additional Information on Investment Objective and Policies” section of the Prospectus to the extent that additional information about such policy is necessary and appropriate (e.g., only the first sentence of the third paragraph in the “Additional Information on Investment Objective and Policies” section of the Prospectus is identical to the summary strategy disclosure). General Instruction C.3(a) of Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, the Portfolio does not repeat all of the disclosure contained in the “Principal Investment Strategies” section of the Prospectus, unless appropriate for context. In addition, as noted above, the Portfolio does not concentrate in securities of issuers in a particular industry.  Lastly, the Portfolio’s discussion regarding how the Advisor determines to buy and sell securities is included in the second paragraph of the “Additional Information on Investment Objective and Policies” section of the Prospectus.

11. Comment.  Pursuant to Item 9(a) of Form N-1A, please state the Portfolio’s investment objective and, if applicable, state that its objective may be changed without shareholder approval.

Response: The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that

U.S. Securities and Exchange Commission
July 24, 2019

information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio’s investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

12. Comment.  The SAI notes that for purposes of the Portfolio’s 80% policy, the value of the derivatives in which the Portfolio invests will be valued at market value.  Please include similar disclose in the Item 9 discussion.

Response.  As noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” Further, the Registrant does not believe such disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. The Registrant has, however, included such disclosure in the SAI since some investors may find it useful.

13. Comment.  Please confirm that in the event that the expenses from investing in exchange-traded funds and similarly structured pooled investments exceed 0.01% of the average net assets of the Portfolio, these fees and expenses will be reflected in the Annual Fund Operating Expenses table under a separate caption titled acquired fund fees and expenses (“AFFE”).

Response. The Registrant confirms that it will disclose AFFE in the Annual Fund Operating Expenses table if such expenses exceed 0.01% for the Portfolio.

14. Comment. The “Additional Information Regarding Investment Risks” section of the Prospectus appears to include additional disclosure regarding only certain additional risks of each principal risk.

Response.  The Portfolio discloses all of its principal risks in the “Principal Risks” section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the “Principal Risks” section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., “Derivatives Risk,” “Municipal Project-Specific Risk,” and “State-Specific Risk”) and will be provided in response to Item 9(c) in the “Additional Information on Investment Objective and Policies” section.

15. Comment.  Please tailor the disclosure in the “Dividends, Capital Gains Distributions and Taxes” section of the Prospectus to a municipal fund. Investors should not have to go end of discussion to find the relevant tax consequences.

U.S. Securities and Exchange Commission
July 24, 2019

Response.  The Registrant has revised the disclosure accordingly.

DFA Selective State Municipal Bond Portfolio

Prospectus

16. Comment.  Please update EDGAR with the Portfolio’s ticker symbol for the applicable share class.

Response.  The Registrant has updated EDGAR accordingly.

17. Comment.  Please confirm why the Portfolio’s name is bracketed.  If a specific state name is to be inserted, then the income needs to be exempt from that state’s personal income tax as well, and part of the fundamental investment policy.  Disclosure later in the prospectus indicates the Portfolio will invest in states with no personal income tax.  The SEC Staff does not think that the Portfolio should use the word “state” in its name as it suggests no state personal income tax, but it is not part of the Portfolio’s fundamental investment policy.

Response.  The Registrant confirms that the Portfolio’s name will be the DFA Selective State Municipal Bond Portfolio and will not include a specific state in its name.  As required by Rule 35d-1(a)(4) under the 1940 Act, the Portfolio includes a fundamental investment policy stating that the Portfolio will invest at least 80% of its net assets in municipal securities that pay interest exempt from federal income tax.  As a supplemental response, the Registrant confirms that the Portfolio will invest in municipal securities with an emphasis in, as of the date of the prospectus, obligations issued by or on behalf of states with no personal income tax and the state of Utah (which generally does not impose individual income tax on interest earned on municipal bonds issued by states with no personal income tax). As noted in the Frequently Asked Questions about Rule 35d-1, however, the SEC confirmed that Rule 35d-1 applies to “single-state” tax-exempt funds and noted that such funds must have a fundamental policy to invest, under normal circumstances, either: (i) at least 80% of the value of its assets in investments the income from which is exempt from both federal income tax and the income tax of the named state, or (ii) its assets so that at least 80% of the income that it distributes will be exempt from both federal income tax and the income tax of the named state.  Accordingly, the Registrant does not believe that using the word “state” in the Portfolio’s name, without including the name of a specific state, suggests its distributions are exempt from state income tax.

18. Comment.  Please disclose the expense limitation amount of 0.23% (i.e., as disclosed in the “Management of the Fund—Fee Waiver and Expense Assumption Agreement” section of the Prospectus) in the footnote to the Annual Fund Operating Expenses table.

Response.  The Registrant has revised the disclosure accordingly.

19. Comment.  As derivatives will count toward the 80% policy, please disclose in the Item 9 discussion that the Portfolio will use the current market price of derivatives.

U.S. Securities and Exchange Commission
July 24, 2019

Response.  As noted in General Instruction C.1(c) of Form N-1A, the disclosure in the Prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.” Further, the Registrant does not believe such disclosure is easy to understand language that an average or typical investor who may not be sophisticated in legal or financial matters would understand. The Registrant has, however, included such disclosure in the SAI since some investors may find it useful.

20. Comment.  Is the Portfolio primarily designed for investment by any type of investor in particular (e.g., residents of states without a state income tax)?

Response.  The Portfolio is not designed for investment by residents of specific states.

21. Comment.  Please consider whether the Portfolio should include an overall “Municipal Securities Risk” in the “Principal Risks” section of the Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

22. Comment.  Please supplementally disclose the broad-based securities market index to be utilized by the Portfolio.

Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities market index to be utilized by the Portfolio is the S&P Intermediate Term National AMT-Free Municipal Bond Index; however, this is subject to change in the future.

23. Comment.  The Item 9 disclosure is virtually identical to the summary strategy disclosure.  Item 4 is to be a summary of the more detailed disclosure required by Item 9 of Form N-1A. When the disclosure is the same, the Portfolio has not complied with the layered disclosure regime adopted by the SEC in Form N-1A.  Please revise to comply with requirements of Item 9.  In particular, disclose how the Portfolio’s investment adviser determines when to buy and sell securities, any frequent trading policy, etc.

Response.   The Portfolio currently discloses any additional information about a policy disclosed in the “Principal Investment Strategies” section in the “Additional Information on Investment Objective and Policies” section of the Prospectus to the extent that additional information about such policy is necessary and appropriate (e.g., only the first two sentences of the first and third paragraphs in the “Additional Information on Investment Objective and Policies” section of the Prospectus is identical to the summary strategy disclosure). General Instruction C.3(a) of Form N-1A states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus. Therefore, the Portfolio does not repeat all of the disclosure contained in the “Principal Investment Strategies” section of the Prospectus, unless appropriate for context. In addition, the Portfolio’s discussion regarding how the Advisor determines to buy and sell securities is included in the third paragraph of the “Additional Information on Investment Objective and Policies” section of the Prospectus.

U.S. Securities and Exchange Commission
July 24, 2019

24. Comment.  Pursuant to Item 9(a) of Form N-1A, please state the Portfolio’s investment objective and, if applicable, state that its objective may be changed without shareholder approval.

Response: The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio’s investment objective is fundamental, and,  accordingly, it may not be changed without shareholder approval.

25. Comment.  Please confirm that in the event that the expenses from investing in exchange-traded funds and similarly structured pooled investments exceed 0.01% of the average net assets of the Portfolio, these fees and expenses will be reflected in the Annual Fund Operating Expenses table under a separate caption titled acquired fund fees and expenses (“AFFE”).

Response. The Registrant confirms that it will disclose AFFE in the Annual Fund Operating Expenses table if such expenses exceed 0.01% for the Portfolio.

26. Comment. The “Additional Information Regarding Investment Risks” section of the Prospectus appears to include additional disclosure regarding only certain additional risks of each principal risk.

Response.  The Portfolio discloses all of its principal risks in the “Principal Risks” section of the Prospectus in response to Item 4(b)(1) of Form N-1A. General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.  The Registrant believes that each risk is appropriately disclosed in the “Principal Risks” section of the Prospectus. The Registrant does not believe it would be appropriate to shorten or summarize the current disclosure. To the extent that the Registrant believes additional information for any such risk is necessary and appropriate, additional detail is (e.g., “Derivatives Risk” and “Municipal Project-Specific Risk”) and will be provided in response to Item 9(c) in the “Additional Information on Investment Objective and Policies” section.

27. Comment.  Please include any applicable risk disclosure regarding adverse tax consequences if an investor lives in a state other than a state without state income tax.

Response.  As noted above, the Portfolio is not designed for investment by residents of specific states.

28. Comment.  Please tailor the disclosure in the “Dividends, Capital Gains Distributions and Taxes” section of the Prospectus” to a municipal fund. Investors should not have to go end of discussion to find the relevant tax consequences.

U.S. Securities and Exchange Commission
July 24, 2019

Response.  The Registrant has revised the disclosure accordingly.

DFA Oregon Municipal Bond Portfolio

Statement of Additional Information (SAI)

29. Comment.  Please clarify that the Portfolio will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Portfolio’s compliance with its concentration policies.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the SAI currently notes that “tax-exempt securities of non-governmental issuers, however, are subject to the 25% limitation described in investment limitation (7) above.”

30. Comment.  Please add disclosure to the “Swaps” section of the SAI to indicate that, with respect to credit default swaps that the Portfolio writes, the Portfolio will segregate liquid assets to cover the full notional amount of the obligations.

Response.  As noted on page 6 of the SAI, with respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

DFA Selective State Municipal Bond Portfolio

Statement of Additional Information (SAI)

31. Comment.  Please clarify that the Portfolio will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response.  The Registrant respectfully declines to revise the disclosure and notes that the SAI currently notes that “tax-exempt securities of non-governmental issuers, however, are subject to the 25% limitation described in investment limitation (8) above.”

32. Comment.  Please add disclosure to the “Swaps” section of the SAI to indicate that, with respect to credit default swaps that the Portfolio writes, the Portfolio will segregate liquid assets to cover the full notional amount of the obligations.

U.S. Securities and Exchange Commission
July 24, 2019

Response.  As noted on page 6 of the SAI, with respect to swap contracts that do not provide for the netting of payments by the counterparties, the full notional amount for which the Portfolio is obligated under the swap contract with respect to each swap contract will be accrued on a daily basis and assets having an aggregate market value at least equal to the accrued full notional value will be segregated and maintained to cover the transactions in accordance with SEC positions.

DFA Oregon Municipal Bond Portfolio and  DFA Selective State Municipal Bond Portfolio

Part C

33. Comment.  Please file the actual agreements of the Portfolios, rather than the form of, with the 485(b) filing.

Response.  The agreements for the Portfolios will be executed following the date of the 485(b) filing; however, once executed, the executed versions of the applicable agreements will be filed in connection with a future post-effective amendment for the Registrant.

34. Comment.  Please file a securities opinion with respect to the Portfolios as an exhibit to the Part C.

Response.  The securities opinion for the Portfolios will be included as an exhibit to the Part C filed with the 485(b) filing.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours, /s/ Carolyn L. O Carolyn L. O, Esq. Vice President and Secretary DFA Investment Dimensions Group Inc.